SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: January 2019	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada H3E 3B3,
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _________	Form 40-F ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________	No ____X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Only the Tenth Supplemental Trust Indenture dated as of January 1, 2019 between Bell Canada, as issuer, BCE Inc., as guarantor, and Computershare Trust Company of Canada, as trustee, furnished with this Form 6-K as Exhibit 99.3 is incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission on Form F-10 (Registration Statement No. 333-223660). Except for the foregoing, no other document or portion of document furnished with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc. (Signed) Michel Lalande
Michel Lalande Senior Vice-President, Corporate Secretary & General Counsel January 9, 2019

EXHIBIT INDEX

99.1   Bell Canada Certificate and Articles of Amalgamation

99.2   Fifty-Seventh Supplemental Trust Indenture dated as of January 1, 2019 between Bell Canada, as issuer, BCE Inc., as guarantor, and CIBC Mellon Trust Company, as trustee

99.3   Tenth Supplemental Trust Indenture dated as of January 1, 2019 between Bell Canada, as issuer, BCE Inc., as guarantor, and Computershare Trust Company of Canada, as trustee

99.4   Sixth Supplemental Indenture dated as of January 1, 2019 between Bell MTS Inc., Bell Canada, BCE Inc. and Computershare Trust Company of Canada, as trustee